Exhibit 99.2

Management’s Discussion and Analysis

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2023

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2023

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) for Standard Lithium Ltd. was prepared by management based on information available as of November 7, 2023 and it should be reviewed in conjunction with the unaudited condensed consolidated interim financial statements and related notes thereto of the Company for the three months ended September 30, 2023 and the audited consolidated financial statements and the notes thereto of the Company for the year ended June 30, 2023. The financial statements have been prepared in accordance with International Financial Reporting Standard 34, Interim Financial Reporting, of the International Financial Reporting Standards as issued by the International Accounting Standards Boards (“IFRS”). All dollar figures are expressed in thousands (“000”) of Canadian dollars unless otherwise stated, except for share and per share amounts. These documents and additional information on the Company are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

References in this MD&A to “Standard Lithium”, “Standard”, “SLI”, “our” and “the Company” mean Standard Lithium Ltd., unless the context clearly requires otherwise.

Additional information related to the Company, including the Company’s AIF (as defined below), is available under the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov. Unless indicated, additional external information, and documents referenced within this MD&A, do not form part of this MD&A.

FORWARD-LOOKING INFORMATION

Except for statements of historical fact, this MD&A contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). The statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: the Company’s planned exploration, research and development programs (including, but not limited to, plans and expectations regarding advancement, testing and operation of the lithium extraction Demonstration Plant (as defined below) (formerly pilot plant)); commercial opportunities for lithium products; delivery of studies; filing of technical reports; expected results of exploration; accuracy of mineral or resource exploration activity; accuracy of mineral reserves or mineral resources estimates, including the ability to develop and realize on such estimates; whether mineral resources will ever be developed into mineral reserves, and information and underlying assumptions related thereto; budget estimates and expected expenditures by the Company on its properties; regulatory or government requirements or approvals; the reliability of third party information; continued access to mineral properties or infrastructure; payments and share issuances pursuant to property agreements; fluctuations in the market for lithium and its derivatives; expected timing of the expenditures; performance of the Company’s business and operations; changes in exploration costs and government regulation in Canada and the United States; competition for, among other things, capital, acquisitions, undeveloped lands and skilled personnel; changes in commodity prices and exchange rates; currency and interest rate fluctuations; the Company’s funding requirements and ability to raise capital; geopolitical instability; war (such as Russia’s invasion of Ukraine); and other factors or information.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2023

above, the Company has made assumptions regarding, among other things: current technological trends; ability to fund, advance and develop the Company’s properties; the Company’s ability to operate in a safe and effective manner; uncertainties with respect to receiving, and maintaining, mining, exploration, environmental and other permits; pricing and demand for lithium, including that such demand is supported by growth in the electric vehicle market and the energy storage market; impact of increasing competition; commodity prices, currency rates, interest rates and general economic conditions; the legislative, regulatory and community environments in the jurisdictions where the Company operates; impact of unknown financial contingencies; market prices for lithium products; budgets and estimates of capital and operating costs; estimates of mineral resources and mineral reserves; reliability of technical data; the ability to negotiate access agreements on commercially reasonable terms, anticipated timing and results of operation and development; inflation; and the impacts of war (such as Russia’s invasion of Ukraine) on the Company and its business. Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, but are not limited to: general economic conditions in Canada, the United States and globally; industry conditions, including the state of the electric vehicle market and the energy storage market; governmental regulation of the mining industry, including environmental regulation; geological, technical and drilling problems; unanticipated operating events; negotiation of commercial access agreements, competition for and/or inability to retain drilling rigs and other services and to obtain capital, undeveloped lands, skilled personnel, equipment and inputs; the availability of capital on acceptable terms; the need to obtain required approvals from regulatory authorities; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties relating to the assumptions underlying mineral resource and mineral reserve estimates; whether mineral resources will ever be converted into mineral reserves; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company; intellectual property (“IP”) risk; stock market volatility; volatility in market prices for commodities; liabilities inherent in the mining industry; inflation risks; risks related to war (such as Russia’s invasion of Ukraine); changes in tax laws and incentive programs relating to the mining industry; other risks pertaining to the mining industry; conflicts of interest; dependency on key personnel; and fluctuations in currency and interest rates, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form for the year ended June 30, 2023 (the “AIF”).

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Readers are cautioned that the foregoing lists of factors are not exhaustive. All forward-looking information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent AIF, which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

CAUTIONARY NOTES TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws in effect in the U.S. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,” “indicated mineral resources,”

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2023

“measured mineral resources” and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). The CIM Standards differ from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. Accordingly, the Company’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had the Company prepared the information under the standards adopted under the SEC Modernization Rules.

SUMMARY OF STANDARD LITHIUM’S BUSINESS

Standard Lithium is a leading near-commercial lithium company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the United States. The Company prioritizes brine projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. The Company aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully-integrated Direct Lithium Extraction (“DLE”) and purification process. Recognized as a critical mineral, lithium holds strategic importance for the rapidly expanding sectors of electric vehicles and renewable energy storage, further influencing the broader economy and national security.

The Company’s flagship projects, the Lanxess Project (as defined below) and the South West Arkansas Project (as defined below), are located on the Smackover Formation in southern Arkansas near the Louisiana Stateline, a region with a long-standing and established industry of mineral extraction from brine.

The Lanxess Project encompasses a suite of contemplated staged expansion projects related to the South, Central, and West Brine Production Units operated by LANXESS Corporation (“LANXESS”). These three brownfield brine processing facilities collectively cover a vast 150,000 acres of unitized leases in southern Arkansas (the “Lanxess Project”). The most advanced initiative within the Lanxess Project is Phase 1A, where we plan to establish our first commercial lithium extraction plant. The Company has been successfully operating an industrial-scale DLE demonstration plant (the “Demonstration Plant”) at the Phase 1A location for over three years. The Demonstration Plant serves as a testing and optimization facility, refining the commercial blueprint for scalable and replicable DLE processes. In Q4 of 2023, the Company completed a Definitive Feasibility Study (“DFS”) for Phase 1A, which is planned to be situated at the LANXESS South Plant. This innovative project, utilizing DLE technology to extract lithium from an existing brine pipeline system, aims to produce battery-quality lithium carbonate. The Company expects to make a Final Investment Decision (“FID”) related to phase 1A in the first half of 2024, subject to continued project definition, finalisation of commercial agreements with LANXESS and project financing initiatives. Assuming a positive FID with initial production targeted for 2026.

In addition to the Lanxess Project, the Company is also pursuing the resource development of over 27,000 acres of separate brine leases located in southwest Arkansas (the “South West Arkansas Project”). The Company considers the Lanxess Project and the South West Arkansas Project to be separate and independent projects, as they are not contiguous or located within immediate proximity of each other, do not share common ownership of underlying brine rights, and are unlikely to be developed using common infrastructure or financing. The Company completed a Preliminary Feasibility Study (“PFS”) in the third quarter of 2023 for the South West Arkansas Project. Construction is currently targeted to begin in 2025 following completion of a Feasibility Study, and first production is expected in 2027, subject to continued project definition, due diligence, available financing and positive Feasibility Study results.

The Company has also identified a number of highly prospective lithium brine project areas in the Smackover Formation in East Texas and began an extensive leasing program for brine rights in the key project areas. In addition, the Company has an interest in certain mineral leases located in the Mojave Desert in San Bernardino County, California.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2023

CORPORATE SUMMARY

The Company was incorporated under the laws of the Province of British Columbia on August 14, 1998, under the name “Tango Capital Corp.” Effective April 7, 1999, Tango Capital Corp. changed its name to “Patriot Capital Corp.” Effective March 5, 2002, Patriot Capital Corp. changed its name to “Patriot Petroleum Corp.” On December 1, 2016, the Company changed its name to “Standard Lithium Ltd.” and continued its corporate existence from the Business Corporations Act (British Columbia) to the Canada Business Corporations Act.

The Company is listed on the TSX Venture Exchange and trades under the symbol “SLI”, on the NYSE American, LLC under the symbol “SLI” and on the Frankfurt Stock Exchange under the symbol “S5L”. The Company is a reporting issuer in each of the Provinces and Territories of Canada and files its continuous disclosure documents with the Canadian Securities Authorities in such Provinces and Territories. Such documents are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The Company’s corporate office is located at Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9 and its registered office is located at Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2023

●	On July 5, 2023, the Company appointed David Park as Senior Strategic Advisor of the Company.

●	On August 8, 2023, the Company announced positive results of a pre-feasibility study(“PFS”) for the South West Arkansas Project, including an upgraded mineral resource for a portion of the project.

●	On September 6, 2023, the Company announced positive results of a definitive feasibility study (”Lanxess DFS”) for the Lanxess Project.

●	On September 13, 2023, the Company announced it had acquired 118 acres of land within the South West Arkansas Project providing a strategic location that enhances the projects development options.

●	On September 18, 2023, the Company filed a PFS and updated mineral resource for the South West Arkansas Project.

EVENTS SUBSEQUENT TO THE THREE MONTHS ENDED SEPTEMBER 30, 2023

●	On October 1, 2023, the Company appointed Salah Gamoudi as Chief Financial Officer following Kara Norman’s appointment as Chief Accounting Officer of the Company.

●	On October 8, 2023, the Company appointed Michael Barman as a Chief Development Officer.

●	On October 18, 2023, the Company filed a DFS for its Lanxess Project, which comprised a mineral reserve and resource estimates on Phase 1A of the Lanxess Project.

●	On October 31, 2023, the Company exercised its option agreement with TETRA Technologies Inc. to acquire brine production rights for the South West Arkansas Project.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2023

PROJECT OVERVIEW

Standard Lithium currently has the following material projects:

LANXESS PROJECT

The Lanxess Project is maintained pursuant to an amended and restated memorandum of understanding dated February 23, 2022 (the “Amended and Restated MOU”), which replaced the memorandum of understanding dated May 4, 2018 (“Lanxess MOU”) and subsequent joint venture term sheet dated November 9, 2018, with LANXESS (the “Lanxess JV Term Sheet”). The Lanxess MOU and Lanxess JV Term Sheet provided for the testing and proving of commercial viability of lithium extraction from brine that is produced as part of LANXESS’ bromine extraction business at its three facilities in Union County, southern Arkansas.

The Company entered into the Amended and Restated MOU with LANXESS to streamline and expedite the development of the first commercial lithium project in Arkansas to be constructed at the Lanxess Project (the “Phase 1A Project”). Under the Amended and Restated MOU, the Company will control all development of the Phase 1A Project leading up to and including the completion of the Front End Engineering Design (“FEED”) study.

Key Highlights of the Amended and Restated MOU:

●	The Company has formed a wholly owned subsidiary (the “Project Company”) which currently holds the Lanxess Project;
●	LANXESS will, through a series of commercial agreements yet to be finalized, provide the brine supply for the Phase 1A Project, the Phases 1A Project site lease, and rights of way, infrastructure and other essential services for the Phase 1A Project;
●	The Company will provide a market fee-based license to the Project Company of its suite of IP;
●	The Company retains the freedom to employ its IP, extraction technology, and expertise at its wholly-owned South West Arkansas Project, select locations in Arkansas, and all project sites outside of Arkansas. Additionally, it will maintain control over the future enhancement of its IP catalog; and
●	Given completion of the Lanxess DFS (as defined below), LANXESS now has the option to acquire an equity interest in the Project Company. This interest can range from 30% to 49% at a cost equivalent to a proportional share of Standard’s total investment in the Project Company.

If LANXESS acquires an equity interest:

●	The parties will share the costs of financing construction of the Phase 1A Project on a ratable basis; and
●	LANXESS will have the right to acquire some, or all, of the lithium carbonate off-take produced at the commercial plant at market-based terms less a handling fee.

If LANXESS does not acquire an equity interest:

●	The Company will retain full ownership of the Lanxess Project including customary distributions or similar rights;
●	The Company can elicit bids from other interested parties to buy up to 49% of the Project Company; and
●	LANXESS will have the right to acquire some, or all, of the lithium carbonate off-take produced at the commercial plant at a market price minus up to 20%, to be agreed by LANXESS and the Company and taking into consideration several potential

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2023

key commercial agreements (including the costs of brine supply and disposal for the Phase 1A Project, the Phase 1A Project site lease cost and rights of way, infrastructure and other services for the Phase 1A Project).

If LANXESS does not acquire the right to some or all the lithium carbonate produced at the commercial plant:

●	The Company will have the full rights to market the lithium carbonate produced at the commercial plant. LANXESS will then participate in the projects through a negotiated commercial-based brine supply and disposal agreement for the Phase 1A Project, the Phase 1A Project site lease cost, and the provision of rights of way, infrastructure, and other services for the Phase 1A Project.

The parties have also agreed that development of the second and third projects on the Lanxess Project will be on a joint basis and that the parties will perform the same roles using similar contractual structures as the first Phase 1A Project. LANXESS will also have the right to purchase the lithium carbonate off-take from the additional projects upon market-based terms to be agreed by LANXESS and the Company, taking into consideration other commercial agreements required for their development (e.g., site leases, brine supply/disposal etc.).

The Amended and Restated MOU sets out the basis on which the parties have agreed to cooperate in a phased process towards developing commercial opportunities related to the production, marketing and sale of battery grade lithium products that may be extracted from tail brine and brine produced from the Smackover Formation. In particular, the Amended and Restated MOU expressly acknowledges execution of certain agreements with respect to the Demonstration Plant and payment of the reservation of rights fee, paid by the Company to LANXESS in two (2) equal installments of US$3,000.

THE LANXESS PROJECT

●	10 kilometers from El Dorado, Arkansas, a geo-politically low-risk, business-friendly, low-cost location.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2023

●	One of the largest lithium brine projects in the U.S. with a 2.8 million tonnes (“Mt”) lithium carbonate equivalent (“LCE”) measured and indicated mineral resource. Phase 1A represents production from approximately 5% of the total measured and indicated resource.
●	Strategic partnership with global chemical major LANXESS, the operator of the largest brine processing operations in North America.
●	150,000-acres of unitized brine leases across the Lanxess Projects three brownfield sites, leveraging existing commercial brine operations to fast-track production.
●	Currently testing in order to prove the commercial viability of lithium extraction using DLE technology that extracts, concentrates and purifies lithium from the brine by-product of the existing LANXESS bromine production.
●	Anticipated minimal environmental footprint that is expected to leverage existing industrial site and infrastructure and DLE technology.
●	Strong stakeholder and community support.
●	Contemplated production of 5,400 t per annum (“tpa”) of battery-quality (“BQ”) lithium carbonate.
●	Estimate all-in operating costs of US$7,390 per tonne BQ lithium carbonate.
●	Estimated capital expenditures of US$365 million including 15% contingency.

Please refer to the technical report titled “Technical Report for the Definitive Feasibility Study for Commercial Lithium Extraction Plant at Lanxess South Plant” dated October 18, 2023 (the “Lanxess DFS”), as filed on the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov for further information with respect to the Lanxess Project.

Lanxess Project Background & Outlook

South Arkansas has a longstanding and established industry of mineral extraction from brine, with activities beginning in the 1950s. The Smackover Formation, a limestone aquifer stretching approximately 1,000 kilometers from central Texas to Florida, has been central to oil and gas production for over a century. Due to its high porosity and permeability, this formation is particularly suited for extensive brine pumping, processing, and reinjection. While the primary mineral historically extracted from this brine has been bromine, the resource is also rich in lithium.

With headquarters in Cologne, Germany, LANXESS maintains the most substantial brine extraction and processing operations in south Arkansas. This operation includes three distinct facilities: the South, West, and Central plants, each equipped with its brine supply, disposal system, and bromine processing facilities. In 2018, Standard Lithium and LANXESS signed the Lanxess MOU to test and prove the commercial viability of extracting lithium from brine (“tail-brine”) at LANXESS’ bromine extraction operation (see AIF for more information about the Lanxess Project information including history, ownership, geology and mineralization). The Lanxess MOU has since been replaced by the Amended and Restated MOU.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2023

Lanxess Project – Demonstration Plant

In May 2020, the Company commissioned its industrial-scale DLE Demonstration Plant at LANXESS’ South Plant. The Demonstration Plant, which is the first-of-its-kind in the world, utilizes, among other technologies, the Company’s proprietary DLE process to extract lithium from LANXESS’ post bromine extraction tail-brine.

This Demonstration Plant serves as a testing and optimization facility, refining the commercial blueprint for scalable and replicable Direct Lithium Extraction processes. The focus is on extracting lithium from LANXESS’ post bromine extraction tail-brine, yielding a high-purity lithium chloride (LiCl). This LiCl can then undergo further refinement into battery-quality lithium carbonate or lithium hydroxide. The highly automated three-story Demonstration Plant is complemented by adjacent separate buildings housing the control room, office, and an analytical laboratory, ensuring precise and monitored lithium extraction processes. The resulting high-purity lithium chloride is typically managed in the following ways: sample volumes of the LiCl material are either sent for analysis, or when applicable, they are sent off-site for further conversion into battery-quality lithium carbonate or lithium hydroxide. In the majority of cases, the material is returned, along with spent brine, for re-injection The Company entered into the Amended and Restated MOU with LANXESS to streamline and expedite the development of the first commercial lithium project in Arkansas to be constructed at the Lanxess Project.

The overall objective is to produce battery-grade lithium carbonate from all three of the LANXESS facilities starting with the Lanxess South Plant. Each facility will have its own primary plant that will produce purified and concentrated lithium chloride solutions. These solutions will be conveyed, via pipelines, to one location (the Central Plant) for further processing to the final product – lithium carbonate.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2023

Proposed location of Phase 1A commercial facility adjacent to LANXESS South Plant

The Company has filed three NI 43-101 technical reports for the Lanxess Project.

●	In November 2018, the first mineral resource estimate was filed and comprised an inferred mineral resource estimate for lithium contained in brine.
●	In August 2019, the Company filed a PEA , which comprised an upgraded indicated mineral resource estimate for the Lanxess Project, as well as a PEA for proposed commercial plants at the Lanxess Project.
●	In October 2023, the Company filed the current DFS, which comprised a mineral reserve estimate on the Phase 1A Project and an updated mineral resource for the Lanxess Project.

On December 15, 2021, the Company announced that it signed a letter of intent with Koch Engineered Solutions (“KES”) for support with pre-FEED at the Company’s proposed first commercial plant located at the LANXESS facility in southern Arkansas.

On September 7, 2022, the Company announced that it had completed the FEED and DFS selection process for the Phase 1A Project and awarded the contract to OPD LLC, a Koch-owned business based in Katy, Texas. The DFS was completed in Q3 2023. A final investment decision is expected to follow, and construction on the first commercial plant, adjacent to the Demonstration Plant, would begin soon after. The Company intends on expending additional funds during the upcoming year to advance the Lanxess Project.

On October 27, 2022, the Company successfully commissioned a first-of-its-kind chloride-to-hydroxide conversion pilot plant. The plant was installed at the Lanxess Project and operates as a self-contained unit taking the lithium chloride feed produced by the existing Demonstration Plant and converting this feed directly into a lithium hydroxide solution using a novel ion-exchange process.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2023

On December 6, 2022, the Company completed all of the necessary agreements with LANXESS to secure access to the proposed commercial plant site at the Lanxess Project and to conduct all required fieldwork to support the DFS in respect of the Lanxess Project.

On October 18, 2023, the Company filed a DFS for the Lanxess Project, which comprised a mineral reserve estimate on the Phase 1A Project.

Strong Partnerships Key to Success

The partnership between Standard Lithium and LANXESS allows the Company to demonstrate the commercial viability of the project and the DLE process. By connecting to LANXESS’ existing permitted operations, the Company is saving both significant time and infrastructure costs.

On December 1, 2021, the Company closed the direct private placement by Koch Strategic Platforms, a subsidiary of Koch Investments Group, for aggregate gross proceeds of approximately $127,070 (approximately US$100,000). This investment supports the Company’s efforts to:

●	Rapidly advance the first commercial DLE project in North America at the Lanxess Project;
●	Accelerate and expand the development of the Company’s South West Arkansas Project;
●	Continue to develop and commercialize modern lithium extraction and processing technologies, and work collaboratively with KES businesses; and
●	Allow for strategic project expansion.

Economics

The Lanxess Project economics were derived from inputs based on the annual production schedule, capital expense estimate, and operating expense estimate as set forth in the Lanxess DFS. The positive results from the economic analysis are summarized in the table below.

Description	Units	Values
Initial Annual Production of Li2CO3	tpa[1]	5,730[2]
Average Annual Production of Li2CO3	tpa[1]	5,400
Plant Operating Life	Years	25[3]
Total Capital Expenditures (“CAPEX”)	Million US$	365[4,5]
Average Annual Operating Cost	US$/t	6,810
Average Annual All-In Operating Cost	US$/t	7,390[6,7]
Selling Price	US$/t	30,000[8]
Discount Rate	%	8
Net Present Value (NPV) Pre-Tax	Million US$	772
Net Present Value (NPV) Post-Tax	Million US$	550[9]
Internal Rate of Return (IRR) Pre-Tax	%	29.5
Internal Rate of Return (IRR) Post-Tax	%	24.0

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2023

Notes:

All model outputs are expressed on a 100% project ownership basis with no adjustments for project financing assumptions.

1.	Tonnes (1,000 kg) per annum.
2.	Initial annual production figure represents Year 2 production, following a ramp-up period in Year 1.
3.	Plant design and financial modelling based on 25-year economic life. Proven and probable reserves support a 40-year operating life.
4.	Capital expenditures include 15% contingency.
5.	No inflation or escalation has been carried for the economic modelling.
6.	Includes operating expenditures, assumed brine supply fees, and sustaining capital.
7.	Brine lease-fees-in-lieu-of-royalties (to be approved by the Arkansas Oil and Gas Commission) have not been defined and are not currently included in the economic modelling.
8.	Selling price of BQ lithium carbonate based on a flatline price of $30,000/t over total project lifetime.
9.	Assumes a US Federal tax rate of 21% and State of Arkansas Tax rate of 5.1%, as well as variable property taxes.
10.	Any discrepancies in the totals are due to rounding effects.

Expenditures and Operating Costs

Expenditures for the Demonstration Plant consist of operating costs for the Demonstration Plant which for the three months ended September 30, 2023, were $3,383 (September 30, 2022 - $2,876). The increase in the Company’s operating costs for the Demonstration Plant for the three months ended September 30, 2023, was predominantly due to an increase in test work of technologies and increased costs of reagents due to inflation and the cost of vehicle and waste disposal and recycling.

SOUTH WEST ARKANSAS PROJECT

The South West Arkansas Project is maintained pursuant to an option agreement dated December 29, 2017, between TETRA Technologies Inc. (“TETRA”) and the Company (the “TETRA 1st Option Agreement”) to acquire certain rights to conduct brine exploration and production and lithium extraction activities on approximately 27,262 net acres of brine leases and deeds located in Columbia and Lafayette Counties, Arkansas.

Thereunder, the Company paid TETRA US$500 by January 28, 2018, US$600 by December 29, 2018, US$700 by January 31, 2020, and US$750 by December 29, 2020. Under the TETRA 1st Option Agreement, the Company is also required to pay additional annual payments of US$1,000 by each annual anniversary date beginning on the date that is 48 months following the date of the TETRA 1st Option Agreement, until the earlier of the expiration of 10 years from the date of the agreement or the execution of a limited mineral assignment, or, if the Company exercises the option, the Company beginning payment of a 2.5% percent royalty derived from the sale of lithium produced. During the lease period, as specified in the TETRA 1st Option Agreement, at any time following the commencement of commercial production of the lithium, the Company agreed to pay a royalty of 2.5% (minimum royalty US$1,000) to TETRA. On October 31, 2023, the Company exercised the TETRA 1st Option Agreement.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2023

The South West Arkansas Project brine lease area has been historically drilled for oil and gas exploration, and approximately 424 exploration and production wells have been completed in the Smackover Formation in or immediately adjacent to Company’s lease area. A portion of these wells had available petro-physical logs of the Smackover Formation brine-bearing zone.

On August 8, 2023, the Company announced the results of a PFS on the South West Arkansas Project, and the highlights are provided below.

SOUTH WEST ARKANSAS PROJECT

●	40 kilometres west of the Lanxess Project.
●	27,262-net mineral acres greenfield project.
●	Indicated Resource of 1.43 Mt in the Upper Smackover FM and an Inferred Resource of 0.39 Mt in the Middle Smackover FM.
●	Average lithium grade of 437 milligrams per litre (mg/L).
●	Filed PEA in November 2021 and commenced the PFS in May 2022.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2023

●	Filed PFS in September 2023.
●	US$4.47 billion pre-tax NPV.
●	Targeted 30,000 tonne per annum lithium hydroxide monohydrate.
●	Operating costs of US$5,229 per tonne of lithium hydroxide.
●	Capital expenditures of US$1.27 billion including 20% contingency on direct capital costs.

Please refer to the technical report titled “NI 43-101 Technical Report, South West Arkansas Project” dated effective August 8, 2023 (the “South West Arkansas PFS”), as filed on the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov for further information with respect to the South West Arkansas Project.

South West Arkansas Project Background & Outlook

The South West Arkansas Project is approximately 40 km from the Lanxess Project and shares the same long history of oil and gas drilling and nearby brine extraction. There are 424 exploration and production wells greater than 2,234 m depth (7,000 ft) in or immediately adjacent to the South West Arkansas Project. A portion of these wells have available petro-physical logs of the Smackover Formation brine-bearing zone. Around 38 additional wells have core reports with porosity and permeability data.

In August 2018, the Company announced the analysis of four brine samples recovered from two existing wells in the South West Arkansas Project area. These samples reported lithium concentrations ranging between 347 to 461 mg/L, with an average of 450 mg/L in one of the wells, and 350 mg/L in the other – all higher grades than that of the Lanxess Project.

On May 2, 2022, the Company announced the commencement of a PFS at the South West Arkansas Project, and on August 8, 2023, the Company announced positive results of the PFS for the South West Arkansas Project, including an upgraded mineral resource for a portion of the project. The Company intends on expending funds during the upcoming year to advance the South West Arkansas Project, including advancing a DFS.

The Company has filed three NI 43-101 technical reports for the South West Arkansas Project:

●	In March 2019, the first mineral resource estimate was filed and comprised an inferred mineral resource estimate for lithium contained in brine.
●	In November 2021, the Company filed a PEA, which comprised an updated inferred mineral resource estimate for a unitized property, as well as a PEA for the proposed commercial plant at the property.
●	In September 2023, the Company filed a PFS which comprised an upgraded indicated mineral resource estimate for a portion of the property.

South West Arkansas Project Economics – South West Arkansas PFS

The discounted cash flow economic analysis, at a discount rate of 8%, indicates that the South West Arkansas Project is economically viable. The key economic indicators – an NPV of US$3,090MM (post-tax) and an IRR of 32.8% (post-tax), are very positive.

The South West Arkansas Project economics assumed a selling price of battery quality lithium hydroxide based on an initial price of US$30,000/tonne in 2023, adjusted for inflation at 2% per annum. The results for IRR and NPV from the assumed CAPEX, OPEX and

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2023

price scenario at full production, are presented in the table below. Note table below identifies US$ - suggest making the Lanxess table similar.

Economic Evaluation Summary

Description	Units	Values
Average Annual Production (as LiOHH2O)	tpa[1]	30,000[2]
Plant Operation	years	20
Total Capital Cost (CAPEX)	Million US$	1,274[3]
All-in OPEX per tonne	US$/t	5,229
Selling Price	US$/t	30,000[5]
Average Annual Revenue	Million US$	900[6]
Discount Rate	%	8.0
Net Present Value (NPV) Pre-Tax	Million US$	4,473
Net Present Value (NPV) Post-Tax	Million US$	3,090
Internal Rate of Return (IRR) Pre-Tax	%	41.3
Internal Rate of Return (IRR) Post-Tax	%	32.8

Notes:

All model outputs are expressed on a 100% project ownership basis with no adjustments for project financing assumptions.

1.	Metric tonnes (1,000 kg) per annum.
2.	Total production for years 1 to 20 is 30,000 tpa lithium hydroxide.
3.	AACE Class 4 estimate includes 20% contingency on direct capital costs.
4.	Includes all operating expenditures, ongoing land costs, established Royalties, sustaining capital and allowance for mine closure.
5.	Selling price of battery quality hydroxide based on a selling price of $30,000/t in 2023. Sensitivity analysis modelled the starting price between US$24,000-US$36,000/t.
6.	Average annual revenue over projected 20 year mine-life

Please refer to South West Arkansas PFS titled “NI-43-101 Technical Report South Arkansas Project Pre-Feasibility Study” dated September 18, 2023, as filed on the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov for further information with respect to the South West Arkansas Project.

South West Arkansas Project Related Risks and Uncertainties

As with any development project there exists risks and uncertainties. The Company will attempt to reduce risk/uncertainty through effective project management, engaging technical experts and developing contingency plans. See the Company’s AIF with respect to highlights of risks and uncertainties which have been identified at this stage of project development.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2023

Expenditures

Expenditures for the South West Arkansas Project consist of exploration and evaluation costs which for the three months ended September 30, 2023, were $2,896 (September 30, 2022 - $2,158). The increase in the exploration and development costs for the South West Arkansas Project for the three months ended September 30, 2023 was primarily due to exploration activity initiated by the Company and a drilling program to support its PFS during these periods. In September 2023, the Company completed the South West Arkansas PFS.

OTHER PROJECTS

The Company has also identified a number of highly prospective lithium brine project areas in the Smackover Formation in East Texas and began an extensive brine program to lease brine rights in the key project areas. The Company has commenced a drilling and sampling program across these new project areas for the purposes of assessing viability for project expansion and future development. In addition, the Company has an interest in certain mineral leases located in the Mojave Desert in San Bernardino County, California.

ENVIRONMENTAL

Standard Lithium is firmly committed to the responsible production of sustainable lithium chemicals, essential for the progression toward a lower carbon economy. Our project selection process underscores this dedication, opting, where feasible, to use existing infrastructure, roads, rail, water, and power within well-established industrial areas with a history of timber harvesting, oil, gas, and brine industries. Implementing DLE technology is aimed at ensuring an environmentally responsible approach, offering a reduced footprint when compared to traditional evaporation pond methods and hard-rock lithium mining operations.

Beyond our main operations, our environmental ethos is also evident. In September 2021, our collaboration with Aqualung Carbon Capture AS (“Aqualung”) marked a significant step in advancing carbon capture technology. This partnership solidified in May 2022 when we made an investment in Aqualung. This was followed by a master service agreement (the “MSA”) with Telescope Innovations Corp. (“Telescope”), signaling our intent to further investigate the possible applications of captured CO2 in various chemical processes, emphasizing our forward-thinking approach to environmental sustainability.

SOCIAL RESPONSIBILITY AND COMMUNITY RELATIONS

The Company continuously seeks to forge robust relationships with all stakeholders, recognizing the crucial role of community involvement and mutual benefit. As we advance both the Lanxess Project and the South West Arkansas Project, community engagement remains paramount. Over the past year, we have proudly sponsored an array of community events, such as the El Dorado MusicFest, Holiday Lighting Ceremony, Independence Day Celebration, and the Mayhaw Festival. Moreover, in May 2022, in collaboration with Entergy, Adopt-a-Charger, and South Arkansas Community College, we facilitated the installation of six Level 2 – 240-volt EVCS charging stations in downtown El Dorado, Arkansas, free for public use.

South Arkansas is home to invaluable industry expertise, especially in the domain of brine extraction. Recognizing this, we’ve collaborated with institutions like the South Arkansas Community College in El Dorado to augment training programs. Such partnerships enrich the local workforce, readying them for industry-specific roles. The majority of our diverse team, spanning from engineers to administrative staff, are local residents, underscoring our commitment to community engagement and development.

SCIENTIFIC AND TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Steve Ross, P. Geol., VP Resource Development of the Company, who is a “qualified person” as defined in NI 43-101.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2023

OVERALL PERFORMANCE

Revenue

As at September 30, 2023, the Company has not generated revenue.

Operating loss

The Company incurred an operating loss of $9,734 for the three months ended September 30, 2023, as compared to $1,558 for the three months ended September 30, 2022. The increase in operating loss relates to costs in Demonstration Plant operations, share-based payments, professional fees and office and administration fees.

General and administrative

General and administrative costs (“G&A”) are associated with the Company’s Vancouver, BC corporate head office, the El Dorado office in Arkansas and related professional and corporate costs.

The G&A costs were $1,086 for the three months ended September 30, 2023, as compared to $938 for the three months ended September 30, 2022. The increase is mainly due to higher insurance costs, information technology costs, the Vancouver head office lease, and costs associated with the growth of the El Dorado office in Arkansas as we continue to further expand our back office operations to support potential near term commercial production.

Demonstration Plant operations (formerly Pilot Plant operations)

Demonstration Plant operating costs relate to personnel, supplies, reagents, site office, utilities, repairs and maintenance, vehicle, waste and disposal recycling fees, and ongoing testing of the production end product. These costs increased for the three months ended September 30, 2023, by $507 or 17.6% to $3,383 from $2,876 for the three months ended September 30, 2022. The primary reason for the increase in operating costs is the extension of the MSA with Telescope to conduct Lithium extraction and process development, and due to development of reusable berm through toll processing. The higher operating costs were partially offset by decrease in personnel, supplies and utilities costs due to completion of the Koch MP system and Suez pilot operations.

Foreign exchange gain

The Company recorded a foreign exchange gain of $605 for the three months ended September 30, 2023, as compared to foreign exchange gain of $6,495 for the three months ended September 30, 2022. The United States Dollar (“USD”) spot rate strengthened by 3.54% quarter over quarter. A stronger USD created a foreign exchange gain on the Company’s income statement due to significant cash on hand, held in USD. The decrease in the amount of the gain is due to less USD held at September 30, 2023.

Other income

The Company earned $578 of interest and other income, net of fees on the investment of cash on hand during the three months ended September 30, 2023 (September 30, 2022: $560).

SHARE ISSUANCES

During the three months ended September 30, 2023, the Company issued a total of 100,000 Shares for the exercise of stock options. The Company received proceeds of $140 and reclassified $126 from reserves to share capital upon exercise.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2023

On July 27, 2023, the Company filed a final base shelf prospectus relating to the offering for sale from time to time up to US$250,000 of Shares, preferred shares, debt securities, subscription receipts, warrants or units. This new filing replaced the base shelf prospectus previously filed by the Company on September 10, 2021.

STOCK OPTION GRANTS

On September 25, 2023, the Company granted 1,750,000 stock options to advisor, management and consultant of the Company pursuant to the Company’s stock option plan, with an exercise price of $4.00 for a period of 5 years. The stock option vesting schedules are as follows:

●	1,000,000 stock options granted to an advisor of the Company vesting one third on March 31, 2024, one third on March 31, 2025 and one third on March 31, 2026;
●	350,000 stock options granted to an employee of the Company vesting 100,000 options on March 28, 2024, 83,333 options on September 28, 2024, 83,333 options on September 28, 2025, and 83,334 options on September 28, 2026;
●	350,000 stock options granted to an employee of the Company vesting 100,000 options on April 8, 2024, 83,333 options on October 8, 2024, 83,333 options on October 8, 2025, and 83,334 options on October 8, 2026; and
●	50,000 stock options granted to a consultant of the Company vesting all on September 25, 2024.

RESULTS OF OPERATIONS

Three months ended September 30, 2023 compared to the three months ended September 30, 2022:

The Company incurred a net loss of $9,734, for the quarter ended September 30, 2023 (“Q1-2024”) compared to a net loss of $1,558 for the quarter ended September 30, 2022 (“Q1-2023”). The primary reason for the increase in loss was related to increase in Demonstration Plant operations, share-based payments, professional fees and office and administration fees as compared to the same period last year. Management fees incurred during Q1-2024 of $593 were higher than fees incurred during Q1-2023 mainly due to addition of two directors. Consulting fees increased to $1,151 during Q1-2024 as compared to $501 in Q1-2023 as a result additional engagement of consultants to support and advance the Company in the next stage of development, the addition of strategic advisors and the engagement of lobbyists to pursue opportunities for federal grants and critical mineral policy programs. Filing and transfer agent fees of $141 were slightly lower than fees of $149 during Q1-2023. This decrease is related to less SEDAR filing fees incurred during Q1 2024. Office and administration cost of $1,086 were higher than the costs of $938 incurred during the comparative quarter due to higher costs of insurance, information technology and the growth of the EL Dorado office in Arkansas. Costs related to investor relations for Q1-2024 amounted to $74, an increase from the $68 recorded during Q1-2023. This rise in expenditures can be attributed to several factors: the current inflationary environment, our expanding participation in industry events to refine the Company’s narrative, enhanced investor engagement activities, and the associated costs of these broader endeavors. Travel costs of $124 incurred during Q1-2024 was higher than costs of $47 incurred during Q1-2023 due to more frequent travel of management and consultants to the Company’s project sites in Arkansas and Texas. The share-based payment during the period was $2,740 as compared to $790 recognized in Q1-2023. The increase was related to the issuance of stock options to an advisor, employees, and a consultant of the Company, and also the issuance of deferred Share units to the directors and management of the Company. The Company incurred $204 of costs related to patent applications as compared to $244 of costs incurred during Q1-2023. The decrease in fees relates to less application fees incurred as the Company’s three U.S. patents were approved during fiscal year 2023. Demonstration Plant operating costs incurred during Q1-2024 of $3,383 was higher than the costs incurred of $2,876 during Q1-2023 due to increased testwork of technologies and increased costs of reagents due to inflation, and the cost of personal vehicle use reimbursement and waste disposal and recycling. The project investigation costs of $75 in Q1-2024 were much lower as compared to $946 of costs incurred during Q1-2023. The primary reason for the decrease in costs relates to the Company commencing the capitalisation of the Texas Projects to Exploration and Evaluation Assets during the fiscal year 2023. The salaries and wages commenced in January 2023 and $488 was recognised during Q1-2024 (Q1-2023 $Nil). Prior to 2023, all positions were engaged as consultants.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2023

SUMMARY OF QUARTERLY RESULTS

The following table presents selected unaudited consolidated financial information for the last eight quarters, derived from financial statements prepared in accordance with IFRS, as applicable to interim financial reporting, including IAS 34, Interim Financial Reporting, stated in Canadian dollars:

				Earnings/(Loss)
Quarter Ended	Total Revenues		Net Income/(Loss)	Per Share
December 31, 2021	$	Nil	$(8,568)	$(0.06)
March 31, 2022	$	Nil	$(13,741)	$(0.08)
June 30, 2022	$	Nil	$(6,432)	$(0.04)
September 30, 2022	$	Nil	$(1,558)	$(0.01)
December 31, 2022	$	Nil	$(6,880)	$(0.04)
March 31, 2023	$	Nil	$(7,101)	$(0.04)
June 30, 2023	$	Nil	$(26,450)	$(0.15)
September 30, 2023	$	Nil	$(9,734)	$(0.06)

LIQUIDITY AND CAPITAL RESOURCES

The Company does not have a mineral property in production and consequently does not receive revenue from the sale of lithium-based products. The Company currently has no operations that generate cash flow. The Company has financed its operations primarily through the issuance of shares. The continued operations of the Company are dependent on its ability to complete sufficient equity, debt or other financings or generate cash flow from operations in the future.

As of September 30, 2023, the Company had working capital (current assets less current liabilities) of $23,845 compared to a working capital of $48,800 as of June 30, 2023. Cash and cash equivalents at September 30, 2023 totaled $37,183 compared to $59,612 at June 30, 2023. During the three months ended September 30, 2023, the Company had a net cash outflow of $22,429. Working capital decreased in the current period compared to the year ended June 30, 2023 mostly due to expenditures on the development of the Company’s projects.

During the three months ended September 30, 2023, the Company issued 100,000 Shares for the exercise of stock options. The Company received proceeds of $140 and reclassified $126 from reserves to Share capital upon exercise.

Contractual Obligations

Contractual Obligations	Payments due by Periods
	Total		Less than 1 year		1 – 3 years		4 – 5 years		After 5 years
Debt	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Finance Lease Obligations	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Obligations Under Office and Storage Leases		$1,126		$511		$481		$134	$	Nil
Other Obligations		$18,891		$1,752		$10,348		$3,504		$3,287
Total Contractual Obligations		$20,017		$2,263		$10,829		$3,638		$3,287

Management has determined that the cash resources will be sufficient to continue operations through fiscal 2024 and additional funding will be required to sustain the Company’s ongoing operations. As a result, the Company will continue to attempt to raise funds through equity or debt financing to meet its on-going obligations. There can be no certainty that such additional funds may be raised on a timely basis or on terms acceptable to the Company when required.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2023

Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. The Company does not engage in currency hedging to offset any risk of currency fluctuations.

South West Arkansas Land Purchase

In August 2023, the Company’s subsidiary purchased 118 acres of land in Arkansas for the South West Arkansas Project, at a cost of US$692. The land is located in Lafayette County, adjacent to State Highway 29, and has previously been used for timber harvesting operations. The use of the land as a potential location for a brine processing facility will be considered in the next phases of definition (DFS) for the South West Arkansas Project.

LITIGATION MATTERS

On January 27, 2022, a putative securities class action lawsuit was filed against the Company, Robert Mintak and Kara Norman in the United States District Court for the Eastern District of New York, captioned Gloster v. Standard Lithium Ltd., et al., 22-cv-0507 (E.D.N.Y.) (the “Action”). The complaint purports to seek relief on behalf of a class of investors who purchased or otherwise acquired the Company’s publicly traded securities between May 19, 2020, and November 17, 2021, and asserts violations of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) against all defendants and Section 20(a) of the Exchange Act against the individually-named defendants. On April 27, 2022, the court granted Curtis T. Arata’s motion for appointment as lead plaintiff in the Action. Lead plaintiff filed an amended complaint on June 29, 2022, adding Andrew Robinson as a defendant and extending the class period to February 3, 2022. The amended complaint alleges, among other things, that during the proposed class period, defendants misrepresented and/or failed to disclose certain facts regarding the Company’s LiSTR DLE technology and “final product lithium recovery percentage” at its DLE Demonstration Plant in southern Arkansas. The amended complaint seeks various forms of relief, including monetary damages in an unspecified amount. Defendants filed a motion to dismiss the amended complaint on August 10, 2022, which became fully briefed on September 28, 2022.  The Company intends to vigorously defend against the Action.  As at September 30, 2023, the Company has not recorded a provision associated with this matter, as the outcome is undeterminable at this time.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, which are directors and officers of the Company.

Compensation to key management is comprised of the following:

	September 30, 2023	September 30, 2022
Non-Executive Chair of the Board, Robert Cross (Paloduro Investments Inc.)	$34	$33
President and Chief Operating Officer, Dr. Andy Robinson (Green Core Consulting Ltd.)	147	131
Chief Executive Officer, Robert Mintak (Rodhan Consulting & Management Services)	147	131
Director, Anthony Alvaro (Varo Corp Capital Partners Inc.)	63	62
Director, Jeffrey Barber (JSB Investments Inc.)	34	34
Director, Volker Berl (New Age Ventures LLC)	25	41
Director, Claudia D’Orazio(1)	25	Nil
Director, Anca Rusu(1)	25	Nil
Chief Financial Officer, Kara Norman	93	82
Share-based payments	2,549	—
	$3,142	$514

Notes:

[1] The individual became a director of the Company in 2023.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2023

As at September 30, 2023, there is $642 (June 30, 2023: $1,373) in accounts payable and accrued liabilities owing to officers of the Company. Amounts due to/from the related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

On June 17, 2022, the Company entered into MSA with Telescope Innovations Corp., a related party of the Company. Robert Mintak, CEO of the Company and Dr. Andy Robinson, President and COO of the Company are independent directors of Telescope. Under the MSA, Telescope will provide various research and development (“R&D”) services for the purpose of developing new technologies. The Company will fund an initial project for one year under the MSA, which will aim to evaluate the use of captured CO2 in the Company’s various chemical processes, as well as investigate the potential for permanent geological sequestration of CO2 within the lithium brine extraction and reinjection processes contemplated by the Company. Other R&D projects may be performed for the Company by Telescope, as required. The Company incurred $583 (June 30, 2023: $764) of costs related to this agreement during the period ended September 30, 2023.

As at September 30, 2023, there is $200 (June 30, 2023: $115) in accounts payable and accrued liabilities owing to Telescope. Amounts due to Telescope are non-interest bearing, unsecured and have no fixed terms of repayment.

OUTSTANDING SHARE DATA

The authorized capital of Standard Lithium consists of an unlimited number of Shares and preferred shares without par value.

As of the date of this MD&A, there were 172,852,197 Shares issued and outstanding, 9,820,000 stock options, 1,991,004 deferred share units and 3,462,502 warrants outstanding. Of the warrants outstanding, 3,125,625 are exercisable to acquire one Share at $1.20 expiring June 10, 2024 and 336,877 warrants are exercisable to acquire one Share at $11.09 expiring November 30, 2023.

Details of options outstanding and exercisable at the date of this report are as follows:

	Options Outstanding				Options Exercisable
			Weighted	Weighted		Weighted
			Average	Average		Average
Exercise	Number		Remaining	Exercise		Exercise
Price	of		Contractual Life	Price	Number	Price
$	Shares		(years)	$	Exercisable	$
1.40	1,350,000	(1)	—	1.40	1,350,000	1.40
3.39	1,200,000		2.33	3.39	1,200,000	3.39
3.43	400,000		0.57	3.43	400,000	3.43
6.08	200,000		2.84	6.08	200,000	6.08
7.55	500,000		1.41	7.55	500,000	7.55
6.31	200,000		3.46	6.31	200,000	6.31
8.25	170,000		3.49	8.25	170,000	8.25
9.40	100,000		3.56	9.40	100,000	9.40
5.08	3,750,000		4.56	5.08	3,750,000	5.08
5.23	200,000		4.68	5.23	200,000	5.23
4.00	1,750,000		4.88	4.00	—	—
	9,820,000		3.20	4.38	8,070,000	4.45

[1] Options expired on September 4, 2023, however, due to black-out of insider share transactions, these options will remain eligible for exercise for a period of 10 business days subsequent to the lifting of the black-out.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2023

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, and contingent liabilities as at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Estimates and judgements are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Significant accounting judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognised in the consolidated financial statements are as follows:

Impairment indicators

The Company evaluates each long-term asset at each reporting period to determine if there are any indications of impairment in accordance with IFRS 6 – Exploration for and evaluation of mineral properties. If any such indications exist, an estimate of the recoverable amount is performed, and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. Management’s judgment in evaluating potential impairment indicators includes whether:

●	the right to explore in the specific area has expired during the period or will expire in the near future and is not expected to be renewed.
●	substantive expenditure on further exploration for and evaluation of (“E&E”) mineral resources in the specific area is neither budgeted nor planned.
●	there has been no discovery of commercially viable quantities of mineral resources and the Company has decided to discontinue such activities in the specific area; and
●	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the asset is unlikely to be fully recovered.

As at September 30, 2023, the Company has assessed its E&E assets and there were no indications of impairment.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognised in the financial statements are as follows:

Valuation of investment in Aqualung Carbon Capture SA

The Company holds an investment in Aqualung Carbon Capture SA, a private company, which is measured at fair value through profit and loss.

Company‐specific information is considered when determining whether the fair value of the investment should be adjusted upward or downward at the end of each reporting period. In addition to company‐specific information, the Company takes into account trends in general market conditions and the Share performance of comparable publicly‐traded companies when valuing privately‐held investments.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2023

The determinations of fair value of the Company’s investment at other than initial cost are subject to certain limitations. Financial information for the privately‐held investment may not be available and, even if available, that information may be limited and/or unreliable. Use of the valuation approach described above may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these techniques may not be recognised or realisable.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial assets and liabilities consist of cash, receivables, long-term investments, accounts payable and accrued liabilities.  A fair value hierarchy is used to determine the financial instruments’ fair value that are recorded on the consolidated statements of financial position.

The fair value hierarchy has three levels

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for similar items in active markets. The Company maximizes the use of observable market data and relies on entity-specific estimates at least possible; and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Levels 1, 2 or 3 for the three months ended September 30, 2023 and the year ended June 30, 2023.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

September 30, 2023	Level 1	Level 2	Level 3	Total
Investment in Aqualung Carbon Capture SA	$—	$—	$3,395	$3,395

June 30, 2023	Level 1	Level 2	Level 3	Total
Investment in Aqualung Carbon Capture SA	$—	$—	$3,314	$3,314

The Company’s board of directors has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in response to the Company’s activities. Management regularly monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

In the normal course of operations, the Company is exposed to various risks such as commodity, interest rate, credit and liquidity risk. To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks. The objectives of the Company in managing risk are as follows:

•	maintaining sound financial condition;
•	financing operations; and
•	ensuring liquidity to all operations.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2023

In order to satisfy these objectives, the Company has adopted the following policies:

•	recognize and observe the extent of operating risk within the business; and
•	identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships.
(i)	Interest rate risk

The Company does not have any financial instruments which are subject to interest rate risk.

(ii)	Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from cash deposits. The maximum credit risk is the total of our cash. The Company maintains substantially all its cash with two major financial institutions. The majority of cash held with these institutions exceed the amount of insurance provided on such deposits.

(iii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources. As at September 30, 2023, the Company has working capital of $23,845 (June 30, 2023: working capital balance of $48,800). The Company is actively engaged in raising additional capital to fund its capital projects and meet financial obligations.

(iv)	Foreign Exchange Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	September 30, 2023	June 30, 2023
	$	$
Cash	23,472	42,745
Accounts payable	(9,223)	(5,926)

At September 30, 2023, US Dollar amounts were converted at a rate of USD 1.00 to CAD 1.358. A 10% increase or decrease in the US Dollar relative to the Canadian Dollar would result in a change of approximately $1,425 (June 30, 2023: $3,682) in the Company’s comprehensive loss for the year.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, as appropriate to allow for timely decisions about public disclosure.

As described below, in our assessment of the effectiveness of our Company’s internal control over financial reporting as at June 30, 2023, material weaknesses were identified. As a result of these material weaknesses, management has concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the applicable Securities and Exchange Commission rules and forms and

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2023

(ii) accumulated and communicated to the Company’s management, as appropriate to allow timely decisions regarding required disclosure.

Notwithstanding the identified material weaknesses, management believes the financial statements fairly represent in all material respects our financial condition, results of operations and cash flows at and for the periods presented in accordance with IFRS.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting as such term is defined in the rules of the National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada and Rules 13a-15(f) and 15d-15(f) of the Exchange Act in the United States. The Company’s internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.

An evaluation of the Company’s internal controls over financial reporting at June 30, 2023 was conducted based on the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control—Integrated Framework (2013). This evaluation identified material weaknesses in both the design and operational effectiveness of internal controls over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

Specifically, the Company identified a material weakness due to a need for additional personnel with accounting expertise to improve the timeliness and accuracy of financial disclosures, as well as to maintain appropriate segregation of duties and system user access controls. These areas for improvement also pointed to a material weakness in the Company’s formal accounting policies, procedures, and controls related to financial accounting, reporting, and disclosures to achieve complete and accurate financial reporting.

Until they are remediated, the material weaknesses could result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. To address these material weaknesses in future periods, management has developed a remediation plan aimed at enhancing internal controls over financial reporting. This plan includes: (i) the recruitment of additional accounting and finance personnel to improve the overall effectiveness of the financial reporting process; (ii) the revision and implementation of controls concerning journal entry review, user access rights, and segregation of duties; and (iii) the formalization and documentation of accounting policies and internal controls. These improvements are targeted for completion in the upcoming fiscal year and will require additional financial resources.

The Company has begun taking steps to remedy the identified material weaknesses. On October 1, 2023, the Company took a significant step forward in its commitment to enhance internal controls by appointing Salah Gamoudi as Chief Financial Officer. Mr. Gamoudi’s extensive expertise in financial management is a key part of the strategy to address the previously noted deficiencies. Concurrently, Kara Norman has transitioned from the role of CFO to become the Chief Accounting Officer of the Company, a move that is expected to strengthen the financial reporting process further by dedicating her skill set to the core aspects of financial accounting and control.

There have been no other changes in our internal control over financial reporting that occurred during our fiscal quarter ended September 30, 2023, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

LIMITATION OF CONTROLS AND PROCEDURES

Management believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, have their inherent limitations. Due to those limitations (resulting from unrealistic or unsuitable objectives, human judgment in decision making, human errors, management overriding internal control, circumventing controls by the individual

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2023

acts of some persons, by collusion of two or more people, external events beyond the entity’s control), internal control can only provide reasonable assurance that the objectives of the control system are met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of the Company and could cause the Company’s operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with the Company’s business and its involvement in the lithium exploration and development industry.

Readers are advised to review and consider risk factors disclosed in the AIF for the fiscal year ended June 30, 2023 available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.